June 20, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Justin Dobbie
John Dana Brown

Re:       Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 1, 2013
File No. 001-35727

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 12, 2013, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on February 1, 2013 (the “Filing”).

In this letter, we have recited the Staff's comment in bold italic type and have followed the comment with Netflix's response.

Item 11. Executive Compensation, page 38

Compensation Discussion and Analysis, page 25 of Definitive Proxy Statement on Schedule 14A

Please confirm that in future filings you will expand your discussion to disclose the factors considered in decisions to increase or decrease compensation materially. For example, we note from the tabular disclosure on page 28 that total compensation for Mr. Hastings fell substantially from 2011 to 2012 and the total compensation for other named executive officers during the period substantially increased. Please refer to Item 402(b)(2)(ix) of Regulation S-K. In your response, please provide us with your proposed revised disclosure.

The Company acknowledges the Staff's comment and respectfully notes that the Company provided extensive disclosure in its latest Definitive Proxy Statement regarding the factors considered in determining executive compensation (for example, see pages 25-27 of the Company's Definitive Proxy Statement filed on April 26, 2013). Moreover, in its Definitive Proxy Statement filed April 20, 2012, the Company provided an explanation of the decrease in the total compensation for our Chief Executive Officer from 2011 to 2012 (see page 23). Therefore, the Company believes that its disclosures are in compliance with the requirements of Item 402(b)(2)(ix) of Regulation S-K. Nevertheless, the Company confirms that, in future filings, it will expand its discussion to include the factors considered in decisions to increase or decrease compensation materially for each named executive officer. An example of the type of additional disclosure the Company expects to make in future filings is set forth below. The exact factors, of course, may change and will be subject to review and input by the Company's Compensation Committee.

The Chief Executive Officer's total compensation is determined by the Compensation Committee without the presence of the Chief Executive Officer. In determining the Chief Executive Officer's total compensation, the Committee considered the factors outlined above, including the business strategy developed by Mr. Hastings, the performance of the Company relative to this strategy, and his ability to attract and retain senior management. In determining the Chief Product Officer's total compensation, the Committee considered the factors outlined above, including Mr. Hunt's growing responsibility for development and deployment of the Company's engineering systems and product offerings as well as the continued market demand for engineering talent. In determining the Chief Content Officer's total compensation, the Committee considered the factors outlined above, including Mr. Sarandos's significant contributions to the Company's original content strategy and the market demand for high-level content programming talent. In determining the Chief Financial Officer's total compensation, the Committee considered the factors outlined above, including Mr. Wells's performance in managing the finance organization as our business continues to evolve. In determining the General Counsel's total compensation, the Committee considered the factors outlined above, including the General Counsel's performance in leading our legal function and attendant areas of increased and diverse responsibility.

*      *      *

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (dwells@netflix.com) or telephone (408) 540 3769. You may also fax any additional correspondence to the following number (408) 384 5170.

Sincerely,

By	/s/ David Wells
David Wells
Chief Financial Officer, Netflix Inc.

CC:	David Hyman (Netflix Inc.) J.C. Berger (Netflix Inc.)